SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                        SCHEDULE 13D/A5 (Amendment No. 5)
                    Under the Securities Exchange Act of 1934

                        RegeneRx Biopharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    020910105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              James Robinson, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 22, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No.  020910105
--------------------------------------------------------------------------------
      (1)         NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Sigma-Tau Finanziaria S.pA.
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3)         SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS AF
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Italy
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               11,676,771
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         11,676,771
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,676,771
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  30.7% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2005, as reported in the Issuer's quarterly
                  report on Form 10-QSB for the fiscal quarter ended March 31,
                  2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, 263,158 shares of Common
                  Stock issuable upon exercise of the 2004 Warrant (as defined below) and 246,154 shares of Common Stock issuable upon
                  exercise of the 2005 Warrants (as defined below)).
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  020910105
--------------------------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Defiante Farmaceutica L.d.a.
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Portugal
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               10,446,002
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         10,446,002
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  10,446,002
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES
                  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  27.6% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2005, as reported in the Issuer's quarterly
                  report on Form 10-QSB for the fiscal quarter ended March 31,
                  2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, 263,158 shares of Common
                  Stock issuable upon exercise of the 2004 Warrant (as defined below)).
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  020910105
--------------------------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paolo Cavazza
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Italy
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               12,599,848
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         12,599,848
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  12,599,848
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.1% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2005, as reported in the Issuer's quarterly
                  report on Form 10-QSB for the fiscal quarter ended March 31,
                  2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, 263,158 shares of Common
                  Stock issuable upon exercise of the 2004 Warrant (as defined below) and 246,154 shares of Common Stock issuable upon
                  exercise of the 2005 Warrants (as defined below)).
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No.  020910105
--------------------------------------------------------------------------------
      (1) NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Claudio Cavazza
--------------------------------------------------------------------------------
      (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                  Instructions)
                  (a) [ ]
                  (b) [ ]
--------------------------------------------------------------------------------
      (3) SEC USE ONLY

--------------------------------------------------------------------------------
      (4)         SOURCE OF FUNDS PF
--------------------------------------------------------------------------------
      (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) or 2(e)  [  ]
--------------------------------------------------------------------------------
      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  Italy
--------------------------------------------------------------------------------
   Number of      (7)    SOLE VOTING POWER
     Shares              0
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               11,984,463
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             0
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         11,984,463
--------------------------------------------------------------------------------
      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,984,463
--------------------------------------------------------------------------------
      (12)        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES
                  [  ]
--------------------------------------------------------------------------------
      (13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.5% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2005, as reported in the Issuer's quarterly
                  report on Form 10-QSB for the fiscal quarter ended March 31,
                  2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, 263,158 shares of Common
                  Stock issuable upon exercise of the 2004 Warrant (as defined below) and 246,154 shares of Common Stock issuable upon
                  exercise of the 2005 Warrants (as defined below)).
--------------------------------------------------------------------------------
      (14)        TYPE OF REPORTING PERSON IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

     Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Amendment No. 5 by Sigma-Tau Finanziaria S.p.A., an Italian corporation ("Sigma Tau"), Defiante Farmaceutica, L.d.a., a Portuguese corporation (Defiante), Paolo Cavazza, an Italian citizen, and Claudio Cavazza, an Italian citizen (together with Paolo Cavazza, Defiante and Sigma Tau, the "Reporting Parties") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 23, 2003, as amended by Amendment No. 1 filed with the SEC on January 26, 2004, Amendment No. 2 filed with the SEC on September 9, 2004, Amendment No. 3 filed with the SEC on September 22, 2004 and Amendment No. 4 filed with the SEC on January 19, 2005 (the "Schedule 13D") with respect to the Common Stock, $0.01 par value (the "Common Stock"), of RegeneRx Biopharmaceuticals, Inc. (the "Issuer"), a Delaware corporation whose principal offices are located at 3 Bethesda Metro Center, Suite 630, Bethesda, Maryland 20814.

Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     This Schedule 13D is being filed jointly on behalf of Paolo, Claudio, Sigma Tau and Defiante. Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A. Claudio directly and indirectly owns 60% of Sigma Tau. Paolo directly and indirectly owns 40% of Sigma Tau.

     The business address of Sigma Tau is Via Sudafrica, 20, Rome, Italy 00144. The principal business of Sigma Tau is as a parent holding company whose principal assets consists of the common stock of its subsidiaries which form a fully integrated pharmaceutical company operating in Europe, the United States and Africa.

     The business address of Defiante is Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082. Defiante is a commercial pharmaceutical company.

     The name, address, principal occupation or employment and citizenship of each of the executive officers and directors of, and each person, including Claudio Cavazza and Paolo Cavazza, controlling, Sigma Tau and Defiante are set forth in Schedule A hereto. Neither the Reporting Parties nor any of the persons listed on Schedule A has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     On March 7, 2002, pursuant to a Securities Purchase Agreement, dated as of March 7, 2002, between the Issuer and Defiante, Defiante purchased 4,255,319 shares of Common Stock at a cash purchase price of $0.235 per share as part of a private placement. Defiante used its working capital to purchase such shares.

     On June 11, 2003, pursuant to a Securities Purchase Agreement, dated as of June 11, 2003, between the Issuer and Defiante, Defiante purchased 3,184,713 shares of Common Stock at $0.628 per share. Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on June 11, 2003, the Issuer issued to Defiante a warrant ("Warrant A") to purchase 750,000 shares of Common Stock exercisable at a price of $1.00, in whole or in part, at any time and from time-to-time from issuance of such warrant through December 11, 2004 and (ii) a warrant ("Warrant B" and, collectively with Warrant A, the "2003 Warrants") to purchase up to a number of shares of Common Stock determined by dividing $750,000 by the Warrant B Exercise Price (as defined below) during the Warrant B Period (as defined below). The Warrant B Period was defined as the period commencing on the earlier of (a) the date the Issuer closed the next round of private financing (after June 11, 2003) totaling at least $2,000,000 (the "Next Private Placement") or (b) December 11, 2003, and ending on December 11, 2004. The initial Warrant B Exercise Price was equal to the greater of (a) $1.25 or (b) the price per common share (either directly or after giving effect to any conversion into common shares) at which the Company closed the Next Private Placement. As a result of the 2004 Common Stock Transaction (as defined below), the Warrant B Exercise Price became fixed at $1.25 on January 23, 2004. The Warrant B was then exercisable for 600,000 shares of Common Stock.

     The terms of Warrant A and Warrant B were amended on September 2, 2004 pursuant to a Warrant Amendment Agreement dated as of September 2, 2004 to provide that, if the holder exercised the 2003 Warrants, by not later than September 6, 2004, the 2003 Warrants would be exercisable for a total of 1,382,488 shares of Common Stock at an exercise price of $1.085 per share.

     Defiante exercised the 2003 Warrants on September 3, 2004 at an exercise price of $1.085 per share and received 1,382,488 shares of Common Stock.

     On January 23, 2004, pursuant to a Securities Purchase Agreement, dated as of January 23, 2004, between Issuer and Defiante, Defiante purchased 1,052,632 shares of Common Stock at $0.95 per share (the "2004 Common Stock Transaction"). Defiante used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 23, 2004, the Issuer issued to Defiante a warrant (the "2004 Warrant") to purchase 263,158 shares of Common Stock exercisable at a price of $1.50, in whole or in part, at any time and from time-to-time from issuance of such warrant through July 23, 2006.

     On January 7, 2005, pursuant to a Purchase Agreement, dated as of January 7, 2005 between Issuer and Sigma Tau, Sigma Tau purchased 984,615 shares of Common Stock at $3.25 per share as part of a private placement. Sigma Tau used its working capital to purchase such shares. In consideration for the purchase of such shares, on January 7, 2005, the Issuer issued to Sigma Tau warrants (the "2005 Warrants") to purchase 246,154 shares of Common Stock exercisable at a price of $4.06 per share, in whole or in part, at any time and from time-to-time from issuance of such Warrant through January 7, 2008.

     On June 22, 2005, pursuant to Purchase Agreements dated as of June 22, 2005 (the "Purchase Agreements") between Issuer and each of Defiante, Inverlochy Consultodoria & Servicos ("Inverlochy") and Chaumiere Consultadoria & Servicos S.A. ("Chaumiere" and, together with Inverlochy and Defiante, the "Purchasers"), Defiante purchased 307,692 shares of Common Stock, Inver-lochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock at $3.25 per share as part of a private placement. The Purchasers used working capital to purchase their shares. The Purchase Agreements provides that the Purchasers may not dispose of the shares for a five-year period (the "Holding Period"), that the issuer, rather than the Purchasers, has all voting rights in respect of the shares during the Holding Period, and that the Issuer shall have the right to repurchase the shares within 30 days of the expiration of the Holding Period at a price of $5.00 per share, provided that the Issuer may only repurchase an amount of shares that would leave the Purchasers, when combined with all of their affiliates, with no less than 30.1% of the Issuer's shares of Common Stock.

Item 4. Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     The purpose of the transactions was to acquire an equity investment interest in the Issuer.

     Other than as set forth above, none of the Reporting Parties has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Sigma Tau is the beneficial owner of 11,676,771 shares of Common Stock representing 30.7% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2005, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended March 31, 2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

     Defiante is the beneficial owner of 10,446,002 shares of Common Stock representing 27.6% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, and 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants) and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

     Paolo Cavazza is the beneficial owner of 12,599,848 shares of Common Stock representing 33.1% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, and 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants) and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

     Claudio Cavazza is the beneficial owner of 11,984,463 shares of Common Stock representing 31.5% (based on 36,049,203 shares of Common Stock outstanding on April 30, 2004, as reported in the Issuer's quarterly report on Form 10-QSB for the fiscal quarter ended September 30,

2005, 1,538,461 shares of Common Stock issued in the Company's private placement on June 22, 2005, and 263,158 shares of Common Stock issuable upon exercise of the 2004 Warrants) and 246,154 shares of Common Stock issuable upon exercise of the 2005 Warrants).

     (b) The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 11,676,771. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is 11,676,771.

     The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 10,446,002. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 10,446,002.

     The number of shares of Common Stock as to which Paolo Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 12,599,848. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 12,599,848.

     The number of shares of Common Stock as to which Claudio Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 11,984,463. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is 11,984,463.

     (c) On June 22, 2005, Defiante purchased 307,672 shares of Common Stock, Inverlochy purchased 307,692 shares of Common Stock and Chaumiere purchased 923,077 shares of Common Stock, in each case at $3.25 per share.

     (d) N/A.

Item 6.  Contracts, Arrangements, Understanding or
         Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth in Items 3 and 4 and this Item 6 of this
Schedule 13D, to the best knowledge of the Reporting Parties there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

                  1. Form of Purchase Agreement dated as of June 22, 2005.(1)

                  2. Power of Attorney (Sigma Tau).(2)

                  3. Power of Attorney (Defiante).(3)

                  4. Power of Attorney (Claudio Cavazza).(4)

                  5. Power of Attorney (Paolo Cavazza).(5)





----------


(1) Incorporated by reference to the Issuer's Form 8-K filed on June 23, 2005.

(2) Filed herein.

(3) Filed herein.

(4) Filed herein.

(5) Filed herein.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria S.p.A. is true, complete and correct.

Date:  June 24, 2005



                             SIGMA-TAU FINANZIARIA S.P.A.



                             By:   /s/ Maurizio Terenzi
                                   ----------------------------
                             Name: Maurizio Terenzi
                             Title: Attorney-In-Fact


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.d.a. is true, complete and correct.

Date:  June 24, 2005



                             DEFIANTE FARMACEUTICA L.D.A.



                             By:   /s/ Maurizio Terenzi
                                   ---------------------------
                             Name: Maurizio Terenzi
                             Title: Attorney-In-Fact


Date:  June 24, 2005


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Date:  June 24, 2005



                             PAOLO CAVAZZA



                             By:   /s/ Maurizio Terenzi
                                   -------------------------------
                             Name: Maurizio Terenzi
                             Title: Attorney-In-Fact


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Date:  June 24, 2005



                            CLAUDIO CAVAZZA



                            By:   /s/ Maurizio Terenzi
                                  ------------------------------
                             Name: Maurizio Terenzi
                             Title: Attorney-In-Fact


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative's authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   SCHEDULE A

                            Sigma Tau Finanziaria SpA


The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. E. Cavazza, Ripa di Meana and Belletti) of Sigma Tau are set forth below:

1. (a) Claudio Cavazza, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) President, and (d) Italy.

2. (a) Mario Artali, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Vice President, and (d) Italy.

3. (a) Emilio Plate, (b) Via Pontina Km. 30.400, 20, Pomezia (Rome), Italy 00144, (c) Vice President, and (d) Italy.

4. (a) Mauro Bove, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Chief Business Development Officer, and (d) Italy.

5. (a) Antonio Nicolai, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) General Manager, and (d) Italy.

6. (a) Maurizio Terenzi, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) Chief Financial Officer, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. C. Cavazza, Artali, Plate, Bove, Nicolai and Terenzi) of Sigma Tau are set forth below:

1.       (a) Enrico Cavazza, (b) Via Pontina Km. 30.400, Pomezia (Rome), Italy,
         (c) Business Development Manager, Sigma-Tau Industrie Farmaceutica SpA, and (d) Italy.

2. (a) Vittorio Ripa di Meana, (b) Piazza dei Caprettari n. 70, Rome, Italy, (c) lawyer, Studio Ripa di Meana, and (d) Italy.

3. (a) Piero Belletti, (b) Viale Shakespeare n. 47, Rome, Italy, (c) consultant, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each controlling person of Sigma Tau are set forth below:

1. (a) Claudio Cavazza, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) President, Sigma Tau, and (d) Italy.

2. (b) Paolo Cavazza, (b) Via Tesserete, 10, Lugano, Switzerland (c) entrepreneur, Sigma Tau, Aptafin SpA and Esseti S.A., and (d) Italy.

         Claudio Cavazza directly and indirectly owns 60% of Sigma Tau and Paolo Cavazza directly and indirectly owns 40% of Sigma Tau. Sigma Tau owns 58% of Defiante directly and 42% indirectly through its wholly-owned subsidiary, Sigma-Tau International S.A.

                           Defiante Farmaceutica L.d.a


The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each executive officer and director (other than Messrs. Paolo Viegas and Quintas and Ms. Arruda Jardim Fernandes) of Defiante are set forth below:

1. Antonio Nicolai, (b) Via Sudafrica, 20, Rome, Italy 00144, (c) General Manager, Sigma Tau Finanziaria SpA and (d) Italy.

2. Raffaele Sanguigni, (b) Via Pontina km. 30.400, Rome, Italy (c) Manager- Corporate Logistics, License Operations & Purchasing, Sigma Tau Farmaceutiche Riunite SpA, and (d) Italy.

The (a) name, (b) business address, (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (d) citizenship of each director (other than Messrs. Nicolai and Sanguigni) of Defiante are set forth below:

1. (a) Paolo Viegas, (b) Rua dos Tanueiros, 12-2 e 3-9000 Funchal, Madeira, Portugal, (c) general manager of Defiante, and (d) Portugal.

2. (a) Pedro Moreira da Cruz Quintas, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

3. (a) Carla Emanuel Arruda Jardim Fernandes, (b) Rua dos Ferreiros, 260 Funchal, Madeira, Portugal 9000-082, (c) lawyer, Quintas, Jardim Fernandes Sociedade de Advocatos, and (d) Portugal.

                                  EXHIBIT INDEX

1. Form of Purchase Agreement dated as of June 22, 2005.(6)

2. Power of Attorney (Sigma Tau).(7)

3. Power of Attorney (Defiante).(8)

4. Power of Attorney (Claudio Cavazza).(9)

5. Power of Attorney (Paolo Cavazza).(10)





----------

(6) Incorporated by reference to the Issuer's Form 8-K filed on June 23, 2005.

(7) Filed herein.

(8) Filed herein.

(9) Filed herein.

(10) Filed herein.

                                POWER OF ATTORNEY


         Each of the undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of
(i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

         This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.


         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 14th day of March, 2005.




                                              SIGMA TAU FINANZIARIA S.P.A.


                                              By: /s/ Claudio Cavazza
                                              Name: Claudio Cavazza
                                              Title: President

                                POWER OF ATTORNEY


         Each of the undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of
(i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

         This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.


         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 14th day of March, 2005.




                        DEFIANTE FARMACEUTICA


                         By:     /s/Pedro Quintas  /s/Carla Jardim Fernandes
                                 Name: Pedro Quintas / Carla Jardim Fernandes
                                 Title:  Directors

                                POWER OF ATTORNEY


         Each of the undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of
(i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

         This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.


         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 21st day of June, 2005.




/s/ Claudio Cavazza
CLAUDIO CAVAZZA

                                POWER OF ATTORNEY


         Each of the undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of
(i) the beneficial ownership of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of REGENERX BIOPHARMACEUTICALS, INC. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. Each of the undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of each of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

         This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.


         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 24th day of June, 2005.




/s/ Paolo Cavazza
PAOLO CAVAZZA